SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.6)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 6 to the Schedule 13D relating to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013, Amendment No. 2, filed with the SEC on March 4, 2013, by Amendment No. 3, filed with the SEC on March 7, 2013, by Amendment No. 4, filed with the SEC on April 4, 2013 and by Amendment No. 5, filed with the SEC on April 17, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 19, 2013, the Reporting Persons issued an open letter to shareholders of the Issuer (the “April 19 Letter”).  A copy of the April 19 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1                      April 19 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 6 – Transocean Ltd.]

Exhibit 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER
TO TRANSOCEAN SHAREHOLDERS

How Can a Company be Trusted to Allocate Capital If They Can’t Even Calculate Shareholder Returns

New York, New York, April 19, 2013:  Carl C. Icahn today delivered the following open letter to shareholders of Transocean Ltd.

Dear Fellow Transocean Shareholders:

It is very concerning to us that even under the glaring spotlight of a proxy fight, the management of Transocean can so egregiously misstate the performance of its company, not only to its shareholders, but apparently to the board as well. It is equally worrisome that after all these years the board has so little understanding of the Company that it would accept management’s inaccurate version of the facts.  As the largest shareholder of the Company, we are even more troubled by the fact that if management believes they can get away with such egregious disclosure errors, we can only wonder what other misstatements and errors may have been made over the years when they were not under the glaring spotlight of a proxy fight.

On April 15 Transocean proudly heralded their 3 and 5 year stock performance for the periods prior to Macondo, claiming that the Company generated 54% and 171% total returns for these 3 and 5 year periods, respectively.  They even went so far as to brag that the Company has “consistently delivered shareholder returns above the peer group, excluding Macondo.”  This statement is a blatant misstatement of the facts.  And so, on April 17, we issued a letter to shareholders pointing out that contrary to the Company’s remarkable conclusions, when you actually apply math to the Company’s stock performance for these 3 and 5 year periods, the total returns are 4.7% and 73.1%, which are far inferior to their peer group, not the 54% and 171% that the Company claimed.

Any knowledgeable shareholder of Transocean over the past several years would have immediately known these returns were wrong and would have understood the absurdity of these inaccurate claims.  How is it possible that the board failed to notice and permitted this inaccurate statement to be disclosed to shareholders?  It also makes us wonder how many other mistakes Talbert, Sprague and Cason have made over the years, including the years when Talbert was CEO and managed a company that lost billions of dollars of shareholder value? We firmly believe that the time has come when management should be held accountable, and this board that has failed to hold them accountable, should be replaced.

In our letter we demanded that the Company reconcile their assertions with publicly available information so that all shareholders could understand the basis for the Company’s assertions.  On April 18, the Company corrected their misleading information by burying several corrections in a 60 page presentation, but they failed to reassess their conclusions or to issue an affirmative retraction of the previously disclosed material.

Shockingly, even considering the fact that WE TOLD THEM THE CORRECT NUMBERS, the new numbers are still wrong and continue to mislead shareholders.  For the 3 and 5 year periods, the Company shows total returns of 11% and 84%.  Based on these incorrect numbers, the Company continues to conclude that Transocean outperformed its peers during the applicable periods.  This is just not true.  Despite presiding over an abysmal period, Talbert is still the Chairman and it is time he is held accountable and replaced.  No amount of camouflage or disguise can avoid the obvious.  When the numbers are calculated correctly, Transocean UNDERPERFORMED its peers.

We started this proxy contest with very little confidence in management and the board; now after these latest errors, we can comfortably say that we have zero confidence.  If the board and management cannot be trusted to know the performance of their company and know when a disclosure being made by management is just absurdly wrong, how can they possibly be trusted to make decisions regarding significant capital allocation questions and to manage the operations of a complex multinational company?

In our view, these disclosure issues are emblematic of a poorly managed company, led by a board that has made disastrous capital allocation decisions, overseen the destruction of billions of dollars of shareholder value and has ultimately failed shareholders.  We believe that despite the Company’s dismal track record, their self-regard remains impenetrable and almost delusional.  They continue to claim a record of “success” and they continue to believe shareholders should reelect the very people that have presided over a number of disastrous years.  It makes us shiver when we consider what may come next.

Before they lose another $11 billion of shareholder value and before it’s too late, we must hold those who run this company accountable.  Next month you will have that opportunity.

WE URGE SHAREHOLDERS TO VOTE AT THE 2013 TRANSOCEAN ANNUAL GENERAL MEETING FOR THE ICAHN PROPOSAL TO INCREASE THE DIVIDEND AT TRANSOCEAN TO $4.00 PER SHARE AND FOR THE ICAHN PROPOSAL TO ELECT JOSE MARIA ALAPONT, JOHN J. LIPINSKI AND SAMUEL MERKSAMER TO THE TRANSOCEAN BOARD OF DIRECTORS.

Very truly yours,

Carl C. Icahn

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED APRIL 17, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF TRANSOCEAN LTD. FOR USE AT ITS 2013 ANNUAL GENERAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY ARE BEING MAILED TO STOCKHOLDERS OF TRANSOCEAN LTD. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED APRIL 17, 2013.  EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN TRANSOCEAN LTD. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES, PAR VALUE CHF 15.00, PER SHARE, OF TRANSOCEAN LTD., AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.

Contact:
Susan Gordon
(212) 702-4309